Exhibit 99

August 20, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform that S&P Global Ratings, acting through S&P Global Ratings Singapore Pte. Limited, and Moody’s Investors Service Singapore Pte. Limited have assigned ratings to the proposed Fixed Rate Senior Notes of the Bank on August 20, 2026.

The summary of the ratings assigned is given below:

S&P Global Ratings, acting through S&P Global Ratings Singapore Pte. Limited

Rating Description	Rating description	Rating Action
Proposed USD Senior Notes due 2029 and 2031	BBB	Assigned

Moody’s Investors Service Singapore Pte. Limited

Instrument Type	Size of Issue	Rating	Outlook	Rating Action
Fixed Rate Senior Notes	USD 1,750,000,000	Baa3	Stable	Assigned

The rating letters issued by S&P Global Ratings, acting through S&P Global Ratings Singapore Pte. Limited, and Moody’s Investors Service Singapore Pte. Limited are annexed herewith for your information and record.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

20 August 2026

C-111, Ground Floor, Nila Spaces,

Block 11-D, Zone 1, Road-1A, Gift

SEZ,

Village Ratanpur, Taluka and District

Gandhinagar,

Gujrat-382355 India, Gift City,

Gandhinagar-382355,

Gujarat, India

S&P Global Ratings Singapore Pte. Ltd.

HDFC Bank Ltd. (GIFT-City Branch)

Kapil Bansal,

Sr. Executive Vice President,

Treasury

Re: New Rating

To Whom it May Concern,

S&P Global Ratings hereby assigns the below rating(s):

Issuer	Rating Description	Rating
HDFC Bank Ltd. (GIFT-City Branch)	Proposed USD Senior Notes due 2029 and 2031	BBB

This letter assumes that the final documentation for the above-referenced issue[s] will not materially differ from the latest version we received. Please send us a clean copy of the executed documentation, and if applicable a marked copy showing any changes that were made, as soon as available.

This letter constitutes S&P Global Ratings’ permission for you to disseminate the above-assigned rating(s) to interested parties in accordance with applicable laws and regulations. However, permission for such dissemination (other than to professional advisors bound by appropriate confidentiality arrangements or to allow the Issuer to comply with its regulatory obligations) will become effective only after we’ve released the rating on www.spglobal.com/ratings. Any dissemination on any Website by you or your agents shall include the full analysis for the rating, including any updates, where applicable. Any such dissemination shall not be done in a manner that would serve as a substitute for any products and services containing S&P Global Ratings’ intellectual property for which a fee is charged. To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P Global Ratings may choose to acknowledge such a rating and denote such acknowledgement on www.spglobal.com/ratings with an alphabetic or other identifier affixed to such rating or by other means.

To maintain the rating(s), S&P Global Ratings must receive all information as indicated in the applicable Terms and Conditions. You understand that S&P Global Ratings relies on you and your agents and advisors for the accuracy, timeliness and completeness of the information submitted in connection with the rating and the continued flow of material information as part of the surveillance process. Please send all information via electronic delivery to: —. If SEC rule 17g-5 is applicable, you may post such information on the appropriate website. For any information not available in electronic format or posted on the applicable website, please send hard copies to: S&P Global Ratings, 12 Marina Boulevard, #23-01 Marina Bay Financial Centre, Tower 3, Singapore 018982. Attention: Nikita Anand.

The rating(s) is/are subject to the Terms and Conditions attached to the Engagement Letter applicable to the rating. In the absence of such Engagement Letter and Terms and Conditions, the rating(s) is/are subject to the attached Terms and Conditions. The applicable Terms and Conditions are incorporated herein by reference.

In accordance with the Terms and Conditions, S&P Global Ratings may assign, raise, lower, suspend, place on CreditWatch, or withdraw a credit rating, and assign or revise an Outlook, at any time, in S&P Global Ratings’ sole discretion. S&P Global Ratings may take any of the foregoing actions notwithstanding any request for a withdrawal of a credit rating or termination of the Engagement Letter.

S&P Global Ratings is pleased to have the opportunity to provide its rating opinion. For more information please visit our website at www.spglobal.com/ratings. If you have any questions, please contact us. Thank you for choosing S&P Global Ratings.

Sincerely yours,

S&P Global Ratings, acting through

S&P Global Ratings Singapore Pte. Limited

Analytical Contact:

Name: Nikita Anand

S&P Global Ratings Terms and Conditions Applicable to Credit Ratings

You understand and agree that:

General. The credit ratings and other views of S&P Global Ratings are statements of opinion and not statements of fact. Credit ratings and other views of S&P Global Ratings are not recommendations to purchase, hold, or sell any securities and do not comment on market price, marketability, investor preference or suitability of any security. While S&P Global Ratings bases its credit ratings and other views on information provided by issuers and their agents and advisors, and other information from sources it believes to be reliable, S&P Global Ratings does not perform an audit, and undertakes no duty of due diligence or independent verification, of any information it receives. Such information and S&P Global Ratings’ opinions should not be relied upon in making any investment decision. S&P Global Ratings does not act as a “fiduciary” or an investment advisor. S&P Global Ratings neither recommends nor will recommend how an issuer can or should achieve a particular credit rating outcome nor provides or will provide consulting, advisory, financial or structuring advice. S&P Global Ratings owns and hereby reserves all right, title and interest in and to (i) the credit ratings, analytical reports and other views, opinions, data and information provided hereunder and (ii) its trademarks and service marks.

All Credit Rating Actions in S&P Global Ratings’ Sole Discretion. S&P Global Ratings may assign, raise, lower, suspend, place on CreditWatch, or withdraw a credit rating, and assign or revise an Outlook, at any time, in S&P Global Ratings’ sole discretion. S&P Global Ratings may take any of the foregoing actions notwithstanding any request for a confidential or private credit rating or a withdrawal of a credit rating, or termination of this Agreement.

Publication. S&P Global Ratings reserves the right to use, publish, disseminate, or license others to use, publish or disseminate the credit rating provided hereunder and any analytical reports, including the rationale for the credit rating, unless you specifically request in connection with the initial credit rating that the credit rating be assigned and maintained on a confidential or private basis. If, however, a confidential or private credit rating or the existence of a confidential or private credit rating subsequently becomes public through disclosure other than by an act of S&P Global Ratings or its affiliates, S&P Global Ratings reserves the right to treat the credit rating as a public credit rating, including, without limitation, publishing the credit rating and any related analytical reports. Any analytical reports published by S&P Global Ratings are not issued by or on behalf of you or at your request. Notwithstanding anything to the contrary herein, S&P Global Ratings reserves the right to use, publish, disseminate or license others to use, publish or disseminate analytical reports with respect to public credit ratings that have been withdrawn, regardless of the reason for such withdrawal. S&P Global Ratings may publish explanations of S&P Global Ratings’ credit ratings criteria from time to time and nothing in this Agreement shall be construed as limiting S&P Global Ratings’ ability to modify or refine its credit ratings criteria at any time as S&P Global Ratings deems appropriate. The provisions of this paragraph are subject to the restrictions on disclosure of Confidential Information set forth in this Agreement.

Information to be Provided by You. For so long as this Agreement is in effect, in connection with the credit rating provided hereunder, you will provide, or cause to be provided, as promptly as practicable, to S&P Global Ratings all information requested by S&P Global Ratings in accordance with its applicable published credit ratings criteria. The credit rating, and the maintenance of the credit rating, may be affected by S&P Global Ratings’ opinion of the information received from you or your authorized agents and advisors. Except for “Excluded Information”, as defined below, all information provided to S&P Global Ratings by you or your authorized agents and advisors regarding the credit rating or, if applicable, surveillance of the credit rating, will, as of the date such information is provided, contain no untrue statement of material fact nor omit a material fact necessary in order to make such information, in light of the circumstances in which it was provided, not misleading. Excluded Information means information you cause to be provided by your authorized agents and advisors pursuant to the first sentence of this paragraph with respect to which such agent or advisor has agreed in a writing provided to S&P Global Ratings to make the agreements in this paragraph and to be liable to S&P Global Ratings for breaches of such agreements to the same extent as if you provided the information directly to S&P Global Ratings hereunder. A material breach of the agreements in this paragraph shall constitute a material breach of this Agreement.

S&P Global Ratings Singapore Pte. Ltd.

Registration No. 201117563C

Credit Ratings (May 2018)

Liability Relating to Information to be Provided by You. To the extent permitted by applicable law, you will be liable to S&P Global Ratings and its affiliates for all Losses actually incurred and directly resulting from (x) a material breach of the agreements in the immediately preceding paragraph or (y) a claim that the provision by you or your authorized agents and advisors of information to S&P Global Ratings hereunder infringes or violates the intellectual property rights of a third party. For purposes of this paragraph, “Losses” means losses, damages, liabilities, judgments, costs, charges, expenses and reasonable attorneys’ fees, including any such losses arising from claims asserted by a third party against S&P Global Ratings, in each case as finally determined by a court of competent jurisdiction in a proceeding in which you are a party. Losses do not include amounts resulting from S&P Global Ratings’ gross negligence, intentional wrongdoing or willful misconduct as finally determined by a court of competent jurisdiction in a proceeding in which you are a party.

Confidential Information. For purposes of this Agreement, “Confidential Information” shall mean verbal or written information that you or your authorized agents and advisors have provided to S&P Global Ratings and, in connection with providing such information, have indicated in writing that the information is “Confidential.” Notwithstanding the foregoing, information disclosed by you or your authorized agents and advisors to S&P Global Ratings shall not be deemed to be Confidential Information, and S&P Global Ratings shall have no obligation to treat such information as Confidential Information, if such information (i) was known by S&P Global Ratings at the time of such disclosure and was not known by S&P Global Ratings to be subject to a prohibition on disclosure, (ii) was known to the public at the time of such disclosure, (iii) becomes known to the public (other than by an act of S&P Global Ratings or its affiliates) subsequent to such disclosure, (iv) is disclosed to S&P Global Ratings by a third party subsequent to such disclosure and S&P Global Ratings reasonably believes that such third party’s disclosure to S&P Global Ratings was not prohibited, (v) is developed independently by S&P Global Ratings or its affiliates without reference to the Confidential Information, or (vi) is approved in writing by you or your authorized agents and advisors for public disclosure. S&P Global Ratings is aware that securities laws may impose restrictions on trading in securities when in possession of material, non-public information and has adopted securities trading and communication policies to that effect.

S&P Global Ratings’ Use of Information. Except as required by applicable law or regulation or otherwise provided herein, S&P Global Ratings shall not disclose Confidential Information to third parties.

S&P Global Ratings may (i) use Confidential Information for its credit rating activities, including without limitation, to assign, raise, lower, suspend, place on CreditWatch, or withdraw a credit rating, and assign or revise an Outlook, as well as to make internal determinations about commercial arrangements for its credit rating activities, and (ii) share Confidential Information with its affiliates or agents engaged in the credit ratings business who are bound by appropriate confidentiality obligations (“Ratings Affiliates and Agents”).

Subject to the other provisions herein, S&P Global Ratings may also use, and share Confidential Information with any of its affiliates or agents engaged in other financial services businesses who are bound by appropriate confidentiality obligations (“Other Affiliates and Agents”, and together with Ratings Affiliates and Agents, “Affiliates and Agents”), for modelling, benchmarking and research purposes.

Subject to the other provisions herein, S&P Global Ratings may publish and/or share with its Affiliates and Agents, who also may publish, data aggregated or derived from Confidential Information, excluding data that is specific to and identifies individual debtors, customers or clients.

S&P Global Ratings acknowledges for itself and on behalf of its affiliates that you may be entitled to seek specific performance and injunctive or other equitable relief as a remedy for S&P Global Ratings’ or its affiliates’ disclosure of Confidential Information in violation of this Agreement. S&P Global Ratings and its Affiliates and Agents reserve the right to use, publish, disseminate, or license others to use, publish or disseminate any non-Confidential Information provided by you or your authorized agents and advisors.

S&P Global Ratings Singapore Pte. Ltd.

Registration No. 201117563C

Credit Ratings (May 2018)

S&P Global Ratings Not an Expert, Underwriter or Seller under Securities Laws. S&P Global Ratings has not consented to and will not consent to being named an “expert” or any similar designation under any applicable securities laws or other regulatory guidance, rules or recommendations, and does not accept responsibility for any part of, or authorize the contents of, any prospectus or listing particulars in relation to any securities. S&P Global Ratings is not an “underwriter” or “seller” as those terms are defined under applicable securities laws or other regulatory guidance, rules or recommendations. S&P Global Ratings has not performed the role or tasks associated with an “underwriter” or “seller” under any applicable securities laws or other regulatory guidance, rules or recommendations in connection with this engagement.

Office of Foreign Assets Control. As of the date of this Agreement, (a) neither you nor the issuer (if you are not the issuer) or any of your or the issuer’s subsidiaries, or any director or corporate officer of any of the foregoing entities, is the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC Sanctions”), (b) neither you nor the issuer (if you are not the issuer) is 50% or more owned or controlled, directly or indirectly, individually or collectively, by one or more persons or entities that is or are the subject of OFAC Sanctions, and (c) to the best of your knowledge, no entity 50% or more owned or controlled by a direct or indirect parent of you or the issuer (if you are not the issuer) is the subject of OFAC Sanctions. For the purposes of clause (c) in this section, “parent” is a person or entity owning or controlling, directly or indirectly, 50% or more of you or the issuer (if you are not the issuer). For so long as this Agreement is in effect, you will promptly notify S&P Global Ratings if any of these circumstances change.

S&P Global Ratings’ Use of Confidential and Private Credit Ratings. S&P Global Ratings may use confidential and private credit ratings in its analysis of the debt issued by collateralized debt obligation (CDO) and other investment vehicles. S&P Global Ratings may disclose a confidential or private credit rating as a confidential credit estimate or assessment to the managers of CDO and similar investment vehicles. S&P Global Ratings may permit CDO managers to use and disseminate credit estimates or assessments on a limited basis and subject to various restrictions; however, S&P Global Ratings cannot control any such use or dissemination.

S&P Global Ratings may provide private ratings and related rating letters and reports, including any updates to the foregoing and any Confidential Information contained in such rating letters or reports, to the National Association of Insurance Commissioners and any of its offices (“NAIC”) for use on a limited basis, provided they are bound by appropriate confidentiality obligations; however, S&P Global Ratings cannot control any such use. In addition, S&P Global Ratings may provide certain identifying details regarding the rated obligation, such as the CUSIP or ISIN number, to the NAIC.

Entire Agreement. Nothing in this Agreement shall prevent you, the issuer (if you are not the issuer) or S&P Global Ratings from acting in accordance with applicable laws and regulations. Subject to the prior sentence, this Agreement, including any amendment made in accordance with the provisions hereof, constitutes the complete and entire agreement between the parties on all matters regarding the credit rating provided hereunder. The terms of this Agreement supersede any other terms and conditions relating to information provided to S&P Global Ratings by you or your authorized agents and advisors hereunder, including without limitation, terms and conditions found on, or applicable to, websites or other means through which you or your authorized agents and advisors make such information available to S&P Global Ratings, regardless if such terms and conditions are entered into before or after the date of this Agreement. Such terms and conditions shall be null and void as to S&P Global Ratings.

S&P Global Ratings Singapore Pte. Ltd.

Registration No. 201117563C

Credit Ratings (May 2018)

Limitation on Damages. S&P Global Ratings does not and cannot guarantee the accuracy, completeness, or timeliness of the information relied on in connection with a credit rating or the results obtained from the use of such information. S&P GLOBAL RATINGS GIVES NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. S&P Global Ratings, its affiliates or third party providers, or any of their officers, directors, shareholders, employees or agents shall not be liable to you, your affiliates or any person asserting claims on your behalf, directly or indirectly, for any inaccuracies, errors, or omissions, in each case regardless of cause, actions, damages (consequential, special, indirect, incidental, punitive, compensatory, exemplary or otherwise), claims, liabilities, costs, expenses, legal fees or losses (including, without limitation, lost income or lost profits and opportunity costs) in any way arising out of or relating to the credit rating provided hereunder or the related analytic services even if advised of the possibility of such damages or other amounts except to the extent such damages or other amounts are finally determined by a court of competent jurisdiction in a proceeding in which you and S&P Global Ratings are parties to result from gross negligence, intentional wrongdoing or willful misconduct of S&P Global Ratings. In furtherance and not in limitation of the foregoing, S&P Global Ratings will not be liable to you, your affiliates or any person asserting claims on your behalf in respect of any decisions alleged to be made by any person based on anything that may be perceived as advice or recommendations. In the event that S&P Global Ratings is nevertheless held liable to you, your affiliates, or any person asserting claims on your behalf for monetary damages under this Agreement, in no event shall S&P Global Ratings be liable in an aggregate amount in excess of seven times the aggregate fees paid to S&P Global Ratings for the credit rating giving rise to the cause of action, up to a maximum of US$5,000,000 except to the extent such monetary damages directly result from S&P Global Ratings’ intentional wrongdoing or willful misconduct. The provisions of this paragraph shall apply regardless of the form of action, damage, claim, liability, cost, expense, or loss, whether in contract, statute, tort (including, without limitation, negligence), or otherwise. Neither party waives any protections, privileges, or defenses it may have under law, including but not limited to, laws relating to freedom of expression.

Credit Ratings Acknowledged for Use in Other Jurisdictions. To the extent that regulatory authorities allow a credit rating agency to acknowledge in one jurisdiction a credit rating issued in another jurisdiction for certain regulatory purposes, S&P Global Ratings may choose to acknowledge such a credit rating and denote such acknowledgement on www.spglobal.com/ratings with an alphabetic or other identifier affixed to such credit rating or by other means. S&P Global Ratings reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. If S&P Global Ratings acknowledges such a credit rating for regulatory purposes, all limitations set out herein with respect to a credit rating will apply to such acknowledgment of the credit rating, including without limitation, that such acknowledgement is not a recommendation to purchase, hold, or sell any securities nor does it comment on market price, marketability, investor preference or suitability of any security. S&P Global Ratings, its affiliates or third party providers, or any of their officers, directors, shareholders, employees or agents shall not be liable to you, your affiliates or any person asserting claims on your behalf, directly or indirectly, for actions, damages (consequential, special, indirect, incidental, punitive, compensatory, exemplary or otherwise), claims, liabilities, costs, expenses, legal fees or losses (including, without limitation, lost income or lost profits and opportunity costs) in any way arising out of or relating to the assignment, withdrawal, or suspension of such acknowledgement, even if advised of the possibility of such damages or other amounts, except to the extent such damages or other amounts are finally determined by a court of competent jurisdiction in a proceeding in which you and S&P Global Ratings are parties to result from gross negligence, intentional wrongdoing or willful misconduct of S&P Global Ratings.

Termination of Agreement. This Agreement may be terminated by either party at any time upon written notice to the other party. Except where expressly limited to the term of this Agreement, these Terms and Conditions shall survive the termination of this Agreement.

No Third-Party Beneficiaries. Nothing in this Agreement, or the credit rating when issued, is intended or should be construed as creating any rights on behalf of any third parties, including, without limitation, any recipient of the credit rating. No person is intended as a third-party beneficiary of this Agreement or of the credit rating when issued.

Binding Effect. This Agreement shall be binding on, and inure to the benefit of, the parties hereto and their successors and assigns. Subject to the limitations contained in this Agreement, S&P Global Ratings shall be liable for the conduct of its affiliates that would otherwise constitute a breach of the terms of this Agreement if S&P Global Ratings had engaged in such conduct itself.

Severability. In the event that any term or provision of this Agreement shall be held to be invalid, void, or unenforceable, then the remainder of this Agreement shall not be affected, impaired, or invalidated, and each such term and provision shall be valid and enforceable to the fullest extent permitted by law.

S&P Global Ratings Singapore Pte. Ltd.

Registration No. 201117563C

Credit Ratings (May 2018)

Amendments. This Agreement may not be amended or superseded except by a writing that specifically refers to this Agreement and is executed manually or electronically by authorized representatives of both parties.

Governing Law. This Agreement and each credit rating letter provided hereunder shall be governed by the laws of Singapore. The parties irrevocably agree that the courts of Singapore shall be the exclusive forums for any dispute arising out of or relating to this Agreement or the credit rating letter(s) and the parties hereby consent to the personal jurisdiction of such courts.

S&P Global Ratings Singapore Pte. Ltd.

Registration No. 201117563C

Credit Ratings (May 2018)

S&P Global Ratings – Data Protection Appendix to Terms and Conditions

1.

This Appendix: This Data Protection Appendix (“Appendix”) is incorporated into the Engagement Letter and S&P Global Ratings Terms and Conditions (together, the “Agreement”) between S&P Global Ratings and you. In the event of conflict, this Appendix takes priority over the provisions of the Agreement but solely to the extent of the conflict.

2.

Definitions: All words, terms or phrases, the meaning of which are defined in the Agreement, shall have the same meaning where used in this Appendix. In this Appendix, the following terms shall have the following meanings:

“controller”, “processor”, “data subject”, “personal data”, “processing”, “process”, “special categories of personal data,” “joint controller” and analogous or equivalent terms shall have the meanings given in Applicable Data Protection Law; where these terms are not defined in the Applicable Data Protection Law, they shall have the meaning given to them in the GDPR;

“Analytical Data” means underlying personal data contained within the information which is provided to S&P Global Ratings for the purposes of the provision of the Services, such as the personal data of individuals who have financial products in place which are relevant to the issuing of a rating;

“Applicable Data Protection Law” shall mean, as applicable, the EU General Data Protection Regulation (Regulation 2016/679) (as may be amended, superseded or replaced) (“GDPR”) and all other supplemental or implementing laws relating to data privacy in the relevant European Union member state, including where applicable the guidance and codes of practice issued by the relevant supervisory authority, and/or all applicable data protection and privacy laws, regulations, binding guidance and mandatory codes of practice of other countries;

“Client Data” means personal data of data subjects, such as your employees, associates or partners, that is provided to S&P Global Ratings during the provision by S&P Global Ratings of the Services to you, such as name, job title, name of employer, office email address, office physical address, internet protocol address, office telephone number and language selection (and excludes special categories of personal data);

“Controller-to-Controller Standard Contractual Clauses” means the standard contractual clauses (as adopted by European Commission Decision 2021/914 on 4 June 2021) for the transfer of personal data to third countries pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council (a copy of the current version of which is accessible at: https://eur-lex.europa.eu/eli/dec_impl/2021/914/oj), as completed in the form available at: https://www.spglobal.com/_assets/documents/ratings/ratings_scc_controller_to_controller_final.pdf, and which shall be deemed incorporated into this Appendix by reference solely for purposes of Clause 8 of this Appendix and within which you are the “Data Exporter” and S&P Global Ratings is the “Data Importer”;

“Data” means Analytical Data and Client Data;

“Destination Jurisdiction” means a jurisdiction in respect of which additional safeguards are required under Applicable Data Protection Law of the Origin Jurisdiction in order lawfully to transfer personal data overseas to that jurisdiction;

“Origin Jurisdiction” means any jurisdiction that requires additional safeguards in order to lawfully transfer personal data to a Destination Jurisdiction, including but not limited to the following jurisdictions: a jurisdiction within the European Economic Area, the United Kingdom, Switzerland or Dubai International Financial Centre;

“Permitted Purpose” means processing in accordance with Applicable Data Protection Law:

(A)

by employees, officers, consultants, agents and advisors of S&P Global Ratings or its affiliates of Data: (i) to provide ratings and other products and services (the “Services”) to you, (ii) to communicate with you regarding the Services that may be of interest to you, (iii) as described in the S&P Global Ratings’ Use of Information section of the Agreement and (iv) as otherwise permitted in the Agreement;

(B)	of personal data by you to access and use the Services;

place any amended or replacement version between them, as required by Applicable Data Protection Law.

“Restricted Transfer” means a transfer of personal data (including making personal data available by remote access or otherwise) in respect of which additional safeguards are required under Applicable Data Protection Law in order to lawfully transfer that personal data, such as a transfer of Data from within an Origin Jurisdiction, or that is otherwise subject to Applicable Data Protection Law of an Origin Jurisdiction, to a Destination Jurisdiction;

“Standard Contractual Clauses” means the relevant standard contractual clauses as set forth at https://www.spglobal.com/_assets/documents/ratings/scc_landing_page.pdf; and

Ratings DPA (03/25)

S&P Global Ratings – Data Protection Appendix to Terms and Conditions

“UK Addendum” means the International Data Transfer Addendum to the EU Commission Standard Contractual Clauses issued by the United Kingdom Information Commissioner’s Office under S119A(1) Data Protection Act 2018, effective March 21, 2022, completed in the form available at https://www.spglobal.com/_assets/documents/ratings/uk_addendum_for_client_agreements.pdf.

3.

Disclosure of data: Each party will only disclose personal data to each other to process strictly for the Permitted Purpose. You confirm that you are entitled to provide Data to S&P Global Ratings for the Permitted Purpose, including obtaining data subject consent where required by Applicable Data Protection Law.

4.

Relationship of the parties: Except as may be specifically otherwise agreed, the parties acknowledge that you are a controller of the Data you disclose to S&P Global Ratings and that S&P Global Ratings will process the Data you disclose to S&P Global Ratings as a separate and independent controller strictly for the Permitted Purpose. In no event will the parties process the Data as joint controllers. Each party shall be individually and separately responsible for complying with the obligations that apply to it as a controller under Applicable Data Protection Law. Please see our Customer Privacy Policy (available at https://www.spglobal.com/corporate-privacy-policy) and Cookie Notice (available at https://www.spglobal.com/corporate-privacy-policy/corporate-privacy-and-cookie-notice) for further information regarding how personal data that you provide to S&P Global Ratings in connection with the Services will be used and maintained.

5.

Notifications: Where required by applicable law, each party (“Notifier”) will inform the other promptly after any inquiry, communication, request or complaint relating to Notifier’s processing of the personal data transferred by the other party to the Notifier under this Appendix which is received from: (i) any governmental, regulatory or supervisory authority, (ii) any data subject or (iii) any other person or entity alleging unlawful or unauthorized processing.

6.

Use and Restrictions on Use: Notwithstanding the information that you are entitled to use from the Services and distribute to third parties to the extent permitted by the Agreement, you shall not distribute or use any personal data to which you have had access when receiving the Services other than for the Permitted Purpose.

7.

Security: The parties shall implement appropriate technical and organisational measures to protect the Data from: (i) accidental, unauthorized or unlawful destruction and (ii) loss, alteration, unauthorised disclosure of or access to the Data.

8.	International Transfers of Data:

8.1

This Clause 8 and the relevant Standard Contractual Clauses, as modified by the UK Addendum where required by Applicable Data Protection Law, shall apply only with respect to Data transferred from or relating to residents of an Origin Jurisdiction to S&P Global Ratings and its affiliates in a Destination Jurisdiction.

8.2

S&P Global Ratings may process (or permit to be processed) any Data in any jurisdiction (including any Destination Jurisdiction) or receive and make Restricted Transfers in relation to any Data provided that it does so in accordance with Applicable Data Protection Law.

8.3

To the extent required under Applicable Data Protection Law, the relevant Standard Contractual Clauses (as set forth at https://www.spglobal.com/_assets/documents/ratings/scc_landing_page.pdf) shall: (i) apply, to the extent required by Applicable Data Protection Law, to Restricted Transfers by you (as Data Exporter) to S&P Global Ratings (as Data Importer); (ii) be deemed to be populated with your details as set out in the Agreement; (iii) be incorporated into and made a part of this Appendix; and (iv) be deemed to be executed by you executing the Agreement.

8.4	To the extent that the Controller-to-Controller Standard Contractual Clauses apply between S&P Global Ratings and you:

(a)

Where the Origin Jurisdiction is not within the European Economic Area, the Controller-to-Controller Standard Contractual Clauses shall be construed in light of the equivalent provisions of relevant Applicable Data Protection Law of the Origin Jurisdiction insofar as Applicable Data Protection Law requires, and in particular references within the Controller-to-Controller Standard Contractual Clauses: (i) to provisions of the GDPR shall be read as being references to any equivalent provisions in the Applicable Data Protection Law of the Origin Jurisdiction; (ii) to Member States and the Union shall be read as being references to the relevant Origin Jurisdiction; and (iii) to third countries shall be read as being references to the relevant Destination Jurisdiction, in each case as the context requires and (iv) shall be interpreted as modified by the UK Addendum where required by Applicable Data Protection Law;

(b)	Each party shall perform its obligations under the Standard Contractual Clauses at its own cost; and

(c)

If the Controller-to-Controller Standard Contractual Clauses are amended or replaced, the parties agree to take steps to put in place any amended or replacement version between them, as required by Applicable Data Protection Law.

Ratings DPA (03/25)

S&P Global Ratings – Data Protection Appendix to Terms and Conditions

8.5

To the extent permissible by law, the terms of the Agreement and this Appendix, including without limitation in relation to the parties’ liability to each other, shall also apply in relation to the Standard Contractual Clauses.

9.

Survival: This Appendix shall survive termination or expiry of the Agreement. Upon termination or expiry of the Agreement, S&P Global Ratings may continue to process the Data, provided that such processing complies with the requirements of this Appendix and Applicable Data Protection Law.

Ratings DPA (03/25)

Moody’s Investors Service Singapore Pte. Ltd. 71 Robinson Road #05-01/02 Singapore, 068895 Singapore +65.6398.8300 tel www.moodys.com

20th August 2026

HDFC Bank Limited, GIFT City Branch

2nd Floor, HDFC Bank House, Sandoz House,

Dr. Annie Besant Road, Worli, Mumbai 400018

For the Attention of: Kapil Bansal, Sr. Executive Vice President, Treasury

Re: Issue of up to USD1,750,000,000 Fixed Rate Senior Notes

Dear Sir/Madam,

At your request and based on the Offering Memorandum received on 17th August 2026, which we understand is in substantially final form, Moody’s Ratings (“Moody’s”) has assigned a Baa3 Rating with Stable outlook to the above referenced obligation.

Please refer to Moody’s Rating Symbols & Definitions, which is available at www.moodys.com, for the meaning of Moody’s rating(s).

Moody’s monitoring of the rating is dependent upon receipt of all relevant information, financial or otherwise, from the issuer or its agents. Failure to submit such information in a timely manner may result in the withdrawal of the rating.

In accordance with our usual policy, assigned ratings are subject to revision or withdrawal by Moody’s at any time, without notice, in the sole discretion of Moody’s. For the most current rating, please visit www.moodys.com.

Credit ratings issued by Moody’s are Moody’s current opinions of the relative future credit risk of entities, credit commitments, or debt or debt-like securities and are not statements of current or historical fact.

Moody’s credit ratings address credit risk only and do not address any other risk, including but not limited to: liquidity risk, market value risk, or price volatility.

Moody’s credit ratings are not and do not provide investment advice or recommendations to purchase, sell, or hold particular securities. Moody’s issues its credit ratings with the expectation and understanding that each investor will make its own evaluation of each security that is under consideration for purchase, holding, or sale.

Moody’s adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody’s considers to be reliable including, when appropriate, independent third-party sources. However, Moody’s is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Under no circumstances shall Moody’s have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of Moody’s or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if Moody’s is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information.

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The assignment of a rating does not create a fiduciary relationship between Moody’s and you or between Moody’s and other recipients of the rating. Moody’s has not consented to and will not consent to being named as an “expert” under the applicable securities laws, including, without limitation, Section 7 of the Securities Act of 1933.

This letter is strictly confidential and you may not disclose it to any other person except: (i) to your legal counsel acting in their capacity as such; (ii) to your other authorized agents, acting in their capacity as such, that have entered into non-disclosure agreements with Moody’s in the form provided by Moody’s; (iii) as required by the law or regulation; or (iv) with the prior written consent of Moody’s, in which case Moody’s reserves the right to impose conditions upon such consent such as requiring that you only disclose this letter in its entirety and/or requiring any third party to enter into a non-disclosure agreement with Moody’s in the form provided by Moody’s.

Yours faithfully,

Moody’s Investors Service Singapore Pte. Limited

cc: LC, Rating Desk Services

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